UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                (Amendment No.--)

                    Under the Securities Exchange Act of 1934

                                  Hemcure, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    423511104
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                                 (CUSIP Number)

                                Bartly J. Loethen
                            730 W Randolph, 6th Floor
                                Chicago, IL 60605
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 423511104                   13D                      Page 2 of 6 Pages
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1     Name of Reporting Person.

      Synergy Business Consulting, LLC
      I.R.S. Employer I.D. No.: 20-3943186

      Bartly J. Loethen
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2     Check the Appropriate Box if a Member of a Group

                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC Use Only

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4     Source of Funds

      WC, OO
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5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

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6     Citizenship or Place of Organization

      Delaware - Synergy Business Consulting, LLC
      United States of America - Bartly J. Loethen
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      Number of
      Shares
      Beneficially        7     Sole Voting  Power                     7,218,750
      Owned by            8     Shared Voting Power                            0
      Each                9     Sole Dispositive Power                 7,218,750
      Reporting           10    Shared Dispositive Power                       0
      Person
      With
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11    Aggregate Amount Beneficially Owned by Reporting Persons

      7,218,750
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12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares      |_|

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13    Percent of Class Represented by Amount in Row (11)

      73.195%
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14    Type of Reporting Person

      OO, IN
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

CUSIP No. 423511104                   13D                      Page 3 of 6 Pages

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Item 1. Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Hemcure, Inc., (the "Issuer"). The principal executive office of the Issuer is located at 5353 Manhattan Circle, Suite 101, Boulder, CO 80303.

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Item 2. Identity and Background.

(a) Synergy Business Consulting, LLC(Delaware limited liability company) Bartly J. Loethen (individual residing in Indiana)

(b) 730 W. Randolph, 6th Floor, Chicago, IL 60661

(c) Mr. Loethen manages and owns a majority of the outstanding interests of Synergy Business Consulting, LLC, which provides general business consulting services. Mr. Loethen also serves in his principal capacity as a partner of Synergy Law Group, LLC, a law firm located in Chicago, Illinois.

(d) Not Applicable.

(e) Not Applicable.

(f) United States of America

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Item 3. Source and Amount of Funds or Other Consideration.

On May 26, 2006, Synergy Business Consulting, LLC (which is managed and owned by Bartly J. Loethen), entered into a Stock Purchase Agreement with Allen Goldstone, Michael Friess, Dave Lilja, and Sanford Schwartz. Pursuant to the Agreement, Allen Goldstone, Michael Friess, Dave Lilja and Sanford Schwartz collectively sold 7,218,750 shares of Common Stock of Hemcure, Inc. to Synergy Business Consulting, LLC for an aggregate purchase price of $525,000. Synergy Business Consulting, LLC used funds from working capital and other available funds.

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Item 4. Purpose of Transaction.

The purpose of the transaction is to allow Synergy Business Consulting, LLC to obtain a controlling interest in Hemcure, Inc. Reference is hereby made to the Stock Purchase Agreement referred to in Item 3 hereinabove, such Stock Purchase Agreement is attached hereto as Exhibit 1.

(a) It is anticipated that Hemcure, Inc. may issue Synergy Business Consulting, LLC or Bartly J. Loethen additional shares of common stock from its authorized shares of common stock.

(b) Not Applicable.

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CUSIP No. 423511104                   13D                      Page 4 of 6 Pages

(c) Not Applicable.

(d) Effective May 26, 2006, the sole remaining director of Hemcure, Inc. appointed Bartly J. Loethen as director of Hemcure, Inc. Effective May 30, 2006, the current President and CEO resigned and Bartly J. Loethen was appointed as Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary of Hemcure, Inc.

(e) Not Applicable.

(f) Not Applicable.

(g) Not Applicable.

(h) Not Applicable.

(i) Not Applicable.

(j) Not Applicable.

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Item 5. Interest in Securities of the Issuer.

(a) Synergy Business Consulting, LLC owns 7,218,750 shares of Common Stock, par value $.01 per share, of Hemcure, Inc. equivalent to approximately 73.195% of the Common Stock of Hemcure, Inc. Because Mr. Loethen, in his role as the majority-owner and manager of Synergy Business Consulting, LLC, Mr. Loethen may be deemed to have beneficial ownership of the 7,218,750 shares held by Synergy Business Consulting, LLC.

(b) With respect to the shares that are held by Synergy Business Consulting, LLC, Mr. Loethen has the sole power vote and dispose or direct the disposition of such shares.

(c) The transactions in the Issuer Common Stock that were effected by the Reporting Person, in the open market by individual purchases, during the past 60 days were the following:

Synergy Business Consulting, LLC purchased 7.218,750 shares of common stock of Hemcure, Inc. in the aggregate from Allen Goldstone, Michael Friess, Dave Lilja and Sanford Schwartz on May 26, 2006 for $525,000.

CUSIP No. 423511104                   13D                      Page 5 of 6 Pages

(d) No other person other than Bartly J. Loethen (on behalf of the shares held by Synergy Business Consulting, LLC) to his knowledge has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the common stock owned beneficially by Synergy Business Consulting, LLC.

(e) Not Applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to securities of the Issuer.

The relationship between Mr. Loethen and Synergy Business Consulting, LLC is described above under Item 2(c) above. There is no written agreement among the reporting parties regarding the Hemcure, Inc. shares owned by Synergy Business Consulting, LLC.

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Item 7. Materials to be Filed as Exhibits.

Exhibit 10.1 - Stock Purchase Agreement, dated May 26, 2006, by and among Synergy Business Consulting, LLC and Allen Goldstone, Michael Friess, Dave Lilja and Sanford Schwartz.

Exhibit 10.2 - Joint Acquisition Statement

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2006
      ---------------------------------------


Synergy Business Consulting, LLC

By:   /s/ Bartly J. Loethen
      ---------------------------------------
      Bartly J. Loethen, Manager


Bartly J. Loethen, Individual

By:   /s/ Bartly J. Loethen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on

CUSIP No. 423511104                   13D                      Page 5 of 6 Pages

file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)